

The Morgan Crucible Company plc

14th March 2003

...ira Walk,
.4 1EP
)00

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

03007541

www.morgancrucible.com



Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as·amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED

APR 0 1 2003

**THOMSON
FINANCIAL**

**Tracey Bigmore
Manager, Company Secretariat**

Enclosure

Registered Office as above
Registered in England No 286773
K:\Stock Exchange Announcements\SEC Filing Letter.doc

RNS | The company news service from
      | the London Stock Exchange

| ISSUER | FILE NO. |
| The Morgan Crucible Company plc | 82-3387 |

Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Director Shareholding
Released   16:24 13 Mar 2003
Number   7178I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Robert Young

3) Please state whether notification indicates that it is in respect of holding of the
shareholder named in 2 above or in respect of a non-beneficial interest or in the case
of an individual holder if it is a holding of that person's spouse or children under the
age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares
held by each of them (if notified):
Mr Nigel Robert Young

5) Please state whether notification relates to a person(s) connected with the Director
named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate
whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
25,000

8) Percentage of issued class:
0.011

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
42p

13) Date of transaction:
13/3/03

14) Date of notification:
13/03/03

15) Total holding following this notification:
47,500

16) Total percentage holding of issued class following this notification:
0.02

If a director has been granted options by the company, please complete the following
fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed
at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this
notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this
notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
13th March 2003

END